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                                            NAM TAI ELECTRONICS, INC.
                                            116 Main Street
                                            2nd Floor
                                            Road Town, Tortola
                                            British Virgin Islands

                                  May 27, 2003

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention:    Ms. Peggy Fisher and/or Mr. Jeffrey Cohan
              Mail Stop 03-06

Re:  Nam Tai Electronics, Inc..
     Registration Statement on Form F-3
     File No. 333-103547
     Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), Nam Tai Electronics, Inc., a British Virgin Islands International Business Company (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form F-3, file No. 333-103547 (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on February 28, 2003, and amended by Pre-Effective Amendment No. 1 on April 22, 2003 and Pre-Effective Amendment No. 2 on May 16, 2003.

In light of recent and current market conditions, and particularly in light of the uncertainties associated with the outbreak of SARS, or severe acute respiratory syndrome, on the stock market, Registrant has determined not to proceed with the public offering contemplated by the Registration Statement. The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement, and all activity regarding the proposed public offering has been discontinued.

Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. The Registrant also requests in accordance with Rule 457(p) promulgated under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the Registrant's account.

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Securities and Exchange Commission
Attention: Ms. Peggy Fisher and/or Mr. Jeffrey Cohan
May 27, 2003
Page 2


In addition to the Registrant, please provide a copy of the order consenting to the withdrawal of the Registration Statement to our counsel:

Mark A. Klein, Esq.
Kirkpatrick & Lockhart
10100 Santa Monica Boulevard
7th Floor
Los Angeles, California 90067.

If you have any questions regarding this application for withdrawal, please contact Mr. Klein, at (310) 552-5000.

                                               Sincerely,

                                               NAM TAI ELECTRONICS, INC.



                                               By: /s/ M. K. Koo
                                                   ---------------------------
                                                   M. K. Koo,
                                                   Chief Financial Officer